SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
7 January 2003

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]      Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]       No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

Stock Exchange
Announcement

7 January 2003

Status re Novo Nordisk's holding of its own shares (treasury shares)

As of the end of the fourth quarter of 2002, Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates owned 9,396,841 of its own B shares corresponding to a total nominal value of DKK 18,793,682 or 2.65% of the total capital stock.

Novo Nordisk repurchased a total of 1,590,000 B shares during the fourth quarter, while a total of 6,500 options covered by Novo Nordisk treasury shares were exercised.

This announcement is pursuant to Section 204.33, Treasury Stock Changes, of the New York Stock Exchange Listed Company Manual.

Novo Nordisk is a focused healthcare company and the world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,000 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol “NVO”. For further company information visit www.novonordisk.com

For further information please contact:

Stock Exchange Announcement No 1/2003	Page 1 of 2

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4444 2314

Media:	Investors:

Outside North America:	Outside North America:
Elin K Hansen	Peter Haahr
Phone (direct): (+45) 4442 3450	Phone (direct): (+45) 4442 1207

Palle Holm Olesen
Phone (direct): (+45) 4442 6175

In North America:	In North America:
Susan T Jackson	Rasmus Jorgensen
Phone: (+1) 609 919 7776	Phone (direct): (+1) 212 582 3676

Stock Exchange Announcement No 1/2003	Page 2 of 2

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:	CVR Number:
Corporate Communications	2880 Bagsvaerd	+45 4444 8888	www.novonordisk.com	24256790
	Denmark	Telefax:
		+45 4444 2314

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 7 January 2003	Lars Rebien Sørensen, President and Chief Executive Officer